UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Appointment of Certain Officers.

On April 2, 2019, the board of directors (the “Board”) of Naked Brand Group Limited (the “Company”) appointed Anna Johnson as Chief Executive Officer of the Company. In connection with Ms. Johnson’s appointment, Justin Davis-Rice was appointed as Executive Chairman and resigned as Chief Executive Officer of the Company.

Ms. Johnson, 47 years old, brings to Naked a track record of over 25 years’ experience driving growth across a number of industries, including consumer electronics, outdoor adventure and intimate apparel. From September 2018 until her appointment as Chief Executive Officer of the Company, Ms. Johnson was the Chief Executive Officer of Bendon Limited (“Bendon”), the Company’s wholly owned subsidiary. In addition, from 2012 to June 2017, she was Executive General Manager of Bendon, spearheading Bendon’s retail channel and delivering sequential 30% plus returns from multiple women’s categories. From June 2017 to September 2018, Ms. Johnson was Executive General Manager of operations with The Warehouse Group (NZE: WHS), one of New Zealand’s largest publicly listed companies, where she oversaw $1 billion of revenue and a 93-store footprint. Prior to 2012, Ms. Johnson was the General Manager for the New Zealand territory and franchisee with Harvey Norman (ASX: HVN), one of Australia’s largest list retailers.

Other Events.

Attached as Exhibit 99.1 to this report is a press release dated April 3, 2019, issued by the Company, announcing Ms. Johnson’s appointment.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman